March 17, 2009	VIA EDGAR

United States Securities and
Exchange Commission
Division of Corporation Finance
100 F Street, N.E. - Mail Stop 7010
Washington, D.C.  20549-7010
Attention: Rufus Decker
   Accounting Branch Chief

Re:
Aceto Corporation Response to Staff Comments on Form 10-K for the fiscal year ended June 30, 2008, Form 10-Q for the fiscal quarter ended December 31, 2008, and Definitive Proxy Statement on Form 14A filed October 16, 2008

File No. 000-04217

Dear Mr. Decker:

Thank you for your February 27, 2009 letter regarding Aceto Corporation’s (“Aceto” or the “Company”) Form 10-K for the fiscal year ended June 30, 2008, Form 10-Q for the fiscal quarter ended December 31, 2008 and Definitive Proxy Statement on Form 14A filed October 16, 2008.  In order to assist you in your review, we hereby submit a letter responding to the Staff’s comments.  For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto.

FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2008

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response: With respect to any comment below that requests additional disclosures or other revisions to be made, we have shown in our supplemental response what the revisions will look like. We will also include these revisions in our future filings.

Business, page 4

2.
Please state, for each of your last three fiscal years, the amount of your long-lived assets by geographic area as specified in Item 101(d)(1)(ii) of Regulation S-K.  To the extent this information conforms to GAAP, you may include a cross-reference to such information in your financial statements.

United States Securities and
Exchange Commission
March 17, 2009

Response: The Company acknowledges the Staff’s comment and will revise future filings to include the amount of long-lived assets by geographic area for our last three fiscal years as specified in Item 101(d)(1)(ii) of Regulation S-K. As requested:

●	Long-lived assets by geographic region as of June 30, 2008, 2007, and 2006 were as follows:

	Long-lived assets
	2008	2007	2006
United States	$4,729	$5,229	$3,033
Europe	3,734	3,967	4,320
Asia-Pacific	3,252	2,847	2,999
Total	$11,715	$12,043	$10,352

Consolidated Financial Statements

Note 14.  Retirement Plans

Defined Benefit Plans, page 55

3.
Please provide all of the applicable disclosures required by paragraph 5 of SFAS 132(R) and paragraph 7 of SFAS 158.  For example, please provide a reconciliation between the beginning and ending balances of the benefit obligation and the fair value of plan assets.  We also encourage you to provide a robust discussion in MD&A of the current as well as expected ongoing impact of the current market conditions on each of the significant estimates and assumptions used in your determination of net periodic pension costs and plan assets as well as in your determination of whether additional cash contributions to the plans will need to be made.  You should discuss how sensitive your determination of net periodic pension costs is to each of the significant estimates and assumptions used as well whether certain estimates and assumptions are more subjective than others, including those which are more sensitive to current market conditions.  Please also discuss the funding requirements relative to your accumulated benefit obligation and the implications to current and future liquidity from potential incremental cash payments to maintain funding requirements.

United States Securities and
Exchange Commission
March 17, 2009

Response: The provisions of generally accepted accounting principles need not be applied to immaterial items. We considered the disclosures in SFAS 132(R) and SFAS 158 and determined that certain disclosures were not included due to immateriality. In connection with the acquisition of Pharma Waldhof in December 2003, the Company assumed defined benefit pension plans covering four employees, located in Germany. As such, based upon the fact that no other employees are covered under a pension plan, that the amount of the obligation is approximately 1.1% of our total liabilities as of June 30, 2008 and that no new employees can enter into the plans, we determined that these disclosures are not material to Aceto’s consolidated financial statements, and therefore have not been included in our filings. However it should be noted that all necessary analyses have been prepared and obtained in order to comply with SFAS 132(R) and SFAS 158.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2008

General

4.	Please address the above comments in your interim filings as well.

Response: Where applicable, we will include the Staff’s requests and the proposed disclosures noted herein in our future Quarterly Reports on Form 10-Q.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 23

5.
You believe that your cash, other liquid assets, operating cash flows, borrowing capacity and access to equity capital markets, taken together, provide adequate resources to fund ongoing operating expenditures and the anticipated continuation of semi-annual cash dividends for the next twelve months.  Please provide a comprehensive discussion of the significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  In light of these changes, please also discuss how you determined that these sources of cash will still be sufficient to meet your cash and liquidity requirements.  Please also disclose if you expect any alternative sources of funding to be available in the future.  Your discussion should address the following items as well as any other significant changes:

United States Securities and
Exchange Commission
March 17, 2009

●	Please address your consideration of the 45% decrease in cash and cash equivalents from $46.5 million at June 30, 2008 to $25.5 million at December 31, 2008; and
●
Please address your consideration of the decrease in operating cash flows of approximately 255% from $5.5 million of net cash provided by operating activities during the six months ended December 31, 2007 to $8.5 million of net cash used in operating activities during the six months ended December 31, 2008.

Response: We refer you to the section entitled “Liquidity and Capital Resources-Cash Flows” on page 23 for the significant changes in our sources and uses of cash from period to period, but notes this comment of the Staff and will in future filings include the impact of these changes on our liquidity and capital resources. Our cash and cash equivalents have decreased 45% from $46.5 million at June 30, 2008 to $25.5 million at December 31, 2008. It should be noted that our investments have increased approximately $10.2 million during this period, primarily the result of $10.4 million in time deposits that are short-term, but have a maturity date in excess of three months. We refer you to Note 9 of our Condensed Consolidated Financial Statements. Therefore, our cash and cash equivalents and short-term investments have decreased 23% from $47.1 million at June 30, 2008 to $36.2 million at December 31, 2008. The primary reason for the decline in this financial position is due to the decrease in operating cash flows from the six months ended December 31, 2007 to the six months ended December 31, 2008. Operating cash flows for the six months ended December 31, 2008 decreased approximately 255% from $5.5 million of net cash provided by operating activities during the six months ended December 31, 2007 to $8.5 million of cash used in operating activities during the six months ended December 31, 2008. This reduction in operating cash flows is predominantly the result of an increase in inventories and a decrease in accounts payable related primarily to purchases of inventories in our German operations, in particular, our Health Ingredients business, as a result of a ramp-up in orders for products to be shipped in the third and fourth quarters of 2009. In addition, overall inventories have increased as a direct result of the current economic environment, whereby certain customers are postponing deliveries. We do not anticipate any significant impact on our liquidity and capital resources to fund ongoing operating expenditures and the continuation of semi-annual cash dividends for the next twelve months due to the rise in our inventories on-hand. In Working Capital Outlook, we disclose our intention to repatriate earnings from certain foreign subsidiaries to help finance the development and market introduction of certain crop protection products. We may also obtain additional credit facilities to enhance our liquidity. The Company acknowledges the Staff’s comment and will continue to disclose in future filings any alternative sources of funding that become available in the future.

United States Securities and
Exchange Commission
March 17, 2009

6.
Of the $25.5 million of cash and cash equivalents held at December 31, 2008, $20.1 million is outside the United States.  Please clarify whether these amounts held outside the United States are fully accessible to meet any liquidity needs.  Please disclose whether there would be any restrictions or consequences of transferring these amounts into the United States of any other countries, if ever necessary.

Response: The $20.1 million of cash and cash equivalents located outside of the United States is fully accessible to meet any liquidity needs of the countries in which Aceto operates. The majority of the cash located outside of the United States is held by our European Operations and can be transferred into the United States. Although these amounts are fully accessible, transferring these amounts into the United States or any other countries could have certain tax consequences. The Company acknowledges the Staff’s comment and will disclose in future filings the consequences of transferring these amounts into the United States or any other countries. A deferred tax liability will be recognized when we expect that we will recover undistributed earnings of our foreign subsidiaries in a taxable manner, such as through receipt of dividends or sale of the investments. We direct your attention to page 20-Provision for Income Taxes, where we discuss an additional tax charge related to the anticipated repatriation of earnings from foreign subsidiaries to help finance the development and market introduction of certain crop protection products. At this time, we do not expect any further repatriation of earnings from our foreign subsidiaries as we have other sources of available funding.

United States Securities and
Exchange Commission
March 17, 2009

PROXY STATEMENT FILED OCTOBER 16, 2008

Section 16(a) Beneficial Ownership Reporting Compliance, page 12

7.
In future filings, with respect to each delinquent filer about whom you are aware, please disclose the information required by Item 405(a)(2) of Regulation S-K, including the number of transactions that were not reported on a timely basis.

Response: We acknowledge the Staff’s comment and will disclose in future filings, with respect to each delinquent filer about whom we are aware, the information required by Item 405(a)(2) of Regulation S-K, including the number of transactions that were not reported on a timely basis.

Compensation Discussion and Analysis

Elements of Our Executive Compensation

Performance-Based Annual Cash Bonuses, page 14

8.
We note the chart on page 15 setting forth the criteria you will use for determining your chief financial officer’s performance-based cash bonus for the fiscal years ending June 30, 2009.  Please confirm, with a view toward disclosure in future filings, that the criteria applicable to your CFO is representative of and not materially different from the criteria you use to determine the performance-based cash bonuses for your other named executive officers.  If you are unable to provide this confirmation, please disclose in future filings the specific criteria you will use to determine each of your named executive officers’ performance-based cash bonuses.

United States Securities and
Exchange Commission
March 17, 2009

Response: We acknowledge the Staff’s comment and confirm that the criteria applicable to the CFO is representative of and not materially different from the criteria we use to determine the performance-based cash bonuses for our other named executive officers. The bonus criteria for all of our executive officers was based upon results obtained with respect to the following three financial factors: (1) company sales; (2) company net income; and (3) company earnings per share, except that with respect to our three executives who oversee our three business segments, the performance-based objective bonus criteria also included results obtained with respect to sales and adjusted pre-tax income for their respective business segments. In addition, the bonus criteria included results obtained with respect to certain individual goals that were tailored for each executive officer and approved by our board of directors. The individual goals included identifying business opportunities for us and successfully executing on those opportunities as well as development of personnel and succession planning. We note that in future filings we will disclose such information.

Long-Term Incentive Compensation, page 16

9.
We note your disclosure in the first paragraph of this section that you granted stock options and shares of restricted stock to your named executive officers.  We also note in the third paragraph that your “compensation committee … recommended … that grants should be made during [y]our fiscal year ending June 30, 2009 to … [y]our executive officers, which consist of stock options, awards of restricted stock and awards of restricted stock units.”  In future filings, please provide the disclosure required by Item 402 of Regulation S-K with respect to your long-term incentive compensation.  For example, disclose your bases for granting each amount of incentive compensation, including any formula or criteria you used in arriving at these amounts.

United States Securities and
Exchange Commission
March 17, 2009

Response: In 2008 and 2007, the Company engaged Hay Group, a compensation consulting firm, to conduct a review of its total compensation program for our chief executive officer as well as our named executive officers. Based upon this review, our compensation committee therefore recommended that we alter our compensation mix to include a greater proportion of long-term incentive compensation, and that we gradually alter the nature of the long-term incentive grants from exclusively stock option grants to a portfolio that includes stock option grants and restricted stock awards. We intend to place increasing emphasis on compensation tied to the market price of our common stock and to the Company’s long-term financial and operating performance. We believe that these incentives further align management’s interest with the interests of our shareholders. Commencing in 2008, we make grants of long-term incentive awards on an annual basis rather than once every three years as we have historically done, and in smaller numbers than in previous years, in order to retain more flexibility in our annual compensation packages. The formula to determine the grants of the stock options and restricted stock awards to the named executive officers consisted of taking 1/3 of the options granted in the last three year plan and convert that number to 50% stock options and 50% restricted stock, using a conversion factor of 1 share of restricted stock for every 2.5 options. This formula for granting the amounts of stock options and awards of restricted stock and restricted stock units is based upon the outside study conducted within two peer groups. Our compensation committee compared the compensation we have paid in recent years to our chief executive officer, chief financial officer and our three most highly compensated executive officers to two peer groups. We therefore acknowledge the Staff’s comment and will disclose in our future filings the disclosure required by Item 402 of Regulation S-K with respect to our long-term incentive compensation.

2008 Grants of Plan-Based Awards, page 19

10.
Please describe in further detail the performance-based conditions, and any other material conditions, that are applicable to the awards shown in your Grants of Plan-Based Awards table.  See Item 402(e)(1)(iii) of Regulation S-K.

United States Securities and
Exchange Commission
March 17, 2009

Response: We acknowledge the Staff’s comment and will, in future filings, describe in further detail or cross reference, the performance-based conditions, and any other material conditions, that are applicable to the awards shown in our Grants of Plan-Based Awards table, in accordance with Item 402(e)(1)(iii) of Regulation S-K.

●
The section entitled “Estimated Future Payouts Under Non-Equity Incentive Plan Awards” includes threshold, target and maximum amounts for performance-based annual cash bonuses. These amounts were determined using the criteria described in the section entitled “Performance-Based Annual Cash Bonuses”, on page 14 and include the following three financial factors: (1) company sales; (2) company net income; and (3) company earnings per share, except that with respect to our three executives who oversee our three business segments, the performance-based objective bonus criteria also included results obtained with respect to sales and adjusted pre-tax income for their respective business segments. In addition, the bonus criteria included results obtained with respect to certain individual goals that were tailored for each executive officer and approved by our board of directors. The individual goals included identifying business opportunities for us and successfully executing on those opportunities as well as development of personnel and succession planning.

●
The section entitled “Estimated Future Payouts Under Equity Incentive Plan Awards” relates to opportunities of the named executive officers to earn additional restricted stock awards.  Per the section entitled “Performance-Based Annual Equity Bonuses”, on page 15, a portion of our performance-based bonus may be paid in the form of restricted stock awards for our five most highly compensated officers. If the pre-determined annual performance measures result in an amount greater than the prior year’s performance bonus, then the excess over 100% of the prior year bonus is split between 50% cash payment and 50% grant of restricted stock, which vests after one year. The compensation committee believes that the granting of equity-based awards creates a clear and strong alignment between compensation and shareholder return and enables the named executive officers to maintain stock ownership in the Company.

United States Securities and
Exchange Commission
March 17, 2009

●
The awards listed in the section entitled “All Other Stock Awards: Number of Shares of Stock or Units (#)” and the section entitled “All Other Option Awards:  Number of Securities Underlying Options (#)” relate to equity awards granted in connection with the Company’s long-term incentive compensation program, as described on page 16 and in question #9 above.

Compensation of Directors, page 22

11.
Please specify the fee rates you pay your directors for attending the “certain meetings” to which you refer in footnote 1 to your director compensation table.  To the extent your compensation arrangements differ among directors, please describe each of these varying arrangements.  See Item 402(k)(3) of Regulation S-K.

Response: We acknowledge the Staff’s comment and will specify in future filings the fee rates we pay our directors for attending certain meetings. As requested:

United States Securities and
Exchange Commission
March 17, 2009

●
The fiscal 2008 compensation for non-employee directors consisted of an annual retainer of $45,000 for five board of director meetings. Compensation for each board of directors’ meeting in excess of five is $2,500 if the meeting is in-person and $2,000 if it is telephonic and less than three hours, and $2,500 if it is telephonic and more than three hours. Additionally, independent directors receive an additional $1,000 per telephonic board of director meeting. Compensation for audit and compensation committees meetings include $4,000 per meeting for the Chairman of the Audit Committee and the Chairman of the Compensation Committee, $3,000 per meeting for the other members of the audit and compensation committees, $1,000 if telephonic and less than one hour, $2,000 if telephonic and less than three hours and $2,500 if telephonic and greater than three hours. In addition, the lead independent director received a further annual retainer of $10,000. Employees of the Company who are also directors will not receive any separate fees for acting as directors.

Certain Relationships and Related Transactions, page 26

12.	Please also provide the disclosure required by Item 404(b) of Regulation S-K with respect to your related person transactions.

Response: We acknowledge the Staff’s comment and will provide in future filings the disclosure required by Item 404(b) of Regulation S-K with respect to our related person transactions. As requested:

●
Pursuant to its charter, the Company’s Audit Committee, shall review on an on-going basis for potential conflicts of interest, and approve if appropriate, all “Related Party Transactions” of the Company as required by NASDAQ. For purposes of the audit committee charter, “Related Party Transactions” shall mean those transactions required to be disclosed pursuant to SEC Regulation S-K, Item 404.

United States Securities and
Exchange Commission
March 17, 2009

In connection with our responses we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	the Staff comments or changes to disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (516) 627-6000 if you have any questions or further comments that can be discussed directly.  Thank you.

Sincerely,

/s/ Douglas Roth
Douglas Roth
Chief Financial Officer